UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02020243

NO ACT
PE 2-12-02
1-08116

February 22, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/22/2002

Susan E. Brown
Vorys, Sater, Seymour and Pease LLP
52 East Gay Greet
P.O. Box 1008
Columbus, OH 43216-1008

Re: Wendy's International, Inc.

Dear Ms. Brown:

This is in regard to your letter dated February 12, 2002 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Wendy's International's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wendy's International therefore withdraws its December 21, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
and Joiners of America
101 Constitution Avenue, NW
Washington, DC 20001

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 24, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to the Wendy's International Inc. Request for No-Action Advice Concerning the United Brotherhood of Carpenter Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Wendy's International Inc. ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is so vague that the Proposal can be excluded under Rule 14a-8(i)(3)

The Company contends that the Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague, thereby rendering it false and misleading in violation of Rule 14a-9. Shareholders, the Company alleges, would be confused and not know what action

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

they were suggesting that the Company take. If one reads the Proposal it is hard to imagine what in it would confuse shareholders. The Proposal provides as follows:

> Resolved, that the shareowners of Wendy's International Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

The Proposal focuses on the role of the board of directors in the development and monitoring of the Company's long-term strategic plans. It requests that the Company disclose specific information concerning the Board's role. It is left to the Board to determine the means of disclosing this information. As the Supporting Statement to the Proposal observes, shareholders can use this information as they assess the board of director's effectiveness and determine whether to support or withhold support from directors as they stand for election.

Contrast the cases offered as support for the argument that the Fund's Proposal is vague. In *Travelers Corp.* (December 11, 1980) the proposal stated:

> RESOLVED: That the stockholders of Travelers demand that the Board create a STOCKHOLDERS AUDIT COMMITTEE to review and make recommendations to the Independent Auditors (sic) any and all phases of their audit pertaining to the welfare of the stockholders.

The Company argued, and the Staff agreed, that shareholders would not know what they were voting for or what action they were authorizing. Contrast that with our Proposal asking the board to discuss its role in the development and monitoring of the Company's long-term strategic plan. A Company certainly should be able to understand this request and provide such important information to its shareholders.

Contrast also *Philadelphia Electric Co.*[1] (July 30, 1992) ("The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans '. . . that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees.'"); *Bristol-*

[1] Note that *Philadelphia Electric* was decided solely on Rule 14a-8(c)(3) grounds, the predecessor to Rule 14a-8(i)(3).

Myers Squibb (February 1, 1999) ("The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.")

The language of the Fund's Proposal is clear. The terms that the Company purports to find so vague actually represent simple, straightforward business concepts that the board will have latitude to define more precisely should this precatory proposal receive a majority vote and the Company choose to implement it. The language is understandable on its face, providing shareholders a clear picture of what they are being asked to support and what action the Company would need to take if the Proposal was implemented. The Proposal is not vague and the Company should not be allowed to exclude it.

2. The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)

The Company argues the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations. To prevail, the Company, which bears the burden of persuasion, must prove that the disclosure we request is of a mundane, ordinary nature. The starting point for determining whether the Company satisfies its burden is found in the Securities and Exchange Commission's discussion of the ordinary business exclusion:

> Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a

> complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. (footnotes omitted)

"Final Rule: Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 34-40018 (May 21, 1998).

This rule provides the framework for analyzing whether the Company has satisfied its burden of proving the Fund's Proposal relates to ordinary business. As one analyzes this issue, recall the Commission's stated policy behind the ordinary business exclusion: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Note that since our Proposal does not pertain to ordinary business matters, one need not consider whether it relates to significant social policy issues for that provision is an exception to a general rule that does not apply to the Fund's Proposal.

The first consideration relates to the subject matter of the proposal. As the Commission states, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The examples they provide include the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. These examples fundamentally differ from the subject of our Proposal, which is the role directors play in developing and overseeing a company's strategic plan. One would be hard-pressed to identify an area less mundane than a company's strategic direction.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Fund's Proposal does not seek to micromanage to any degree.

The Company fails to satisfy either consideration. Our Proposal does not interfere with management's ability to run the Company. Nor does it try to micromanage the Company by delving into matters too complex for shareholders. Rather, the Proposal appropriately seeks to assist shareholders as they monitor directors, their elected representatives. While a Company's strategic plans of necessity may be complex, disclosure of the details of the Company's strategic plans is not the disclosure requested. The disclosure requested is the more simple disclosure concerning the nature of the board's participation in the strategy development process. By requesting such information the Proposal does not seek to micromanage, but rather to learn more about directors' role in the development of the Company's strategic plans.

A review of cases commonly cited to support the ordinary business exclusion argument demonstrates that none of these cases dealt with a proposal like the Fund's; that is, one seeking disclosure concerning the board's role concerning a topic of central importance to shareholders. In *CVS* (February 1, 2000) it is true that the proposal dealt with a request that the company prepare an annual strategic plan report describing its goals, strategies, policies and programs, and detailing the roles of its corporate constituents. The company was allowed to omit the proposal under Rule 14a-8(i)(7). The company noted that previous Staff no-action decisions found that corporate policies related to such constituents as shareholders, employees, customers, and suppliers related to the company's ordinary business. Our Fund's Proposal is fundamentally different for it relates to the board of director's role in the development and oversight of the Company's strategic planning. *CVS* does not support exclusion.

Nor does *Wal-Mart Stores, Inc.* (March 15, 1999) support exclusion. In Wal-Mart, shareholders requested a report describing the company's actions "to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions." The company argued, and the Staff agreed: "The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business."
Contrast also *Santa Fe Southern Pacific Corp.* (January 30, 1986) ("The proposal relates to preparation of current cost basis financial statements for the Company and each of its principal subsidiaries.")

3. The Company fails to meet its burden of persuasion that the Proposal has been substantially implemented and, therefore, the Proposal cannot be excluded under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a proposal to be excluded if a proposal has been substantially implemented. The Company notes that for a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented – the standard is one of substantial implementations. Exchange Act Release No. 34-20091 (August 16, 1983). The Company cites *Texaco Inc.* (March 28, 1991) (whether a company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal).

Note that the Company has the burden of persuasion to demonstrate it has substantially implemented our Proposal. Quoting a few sentences from one of the Company's filings to the effect that the Board carefully reviews the Company's long-term strategic plan is not sufficient. We seek meaningful disclosure that will allow shareholders to make more informed determinations whether the directors are doing a good job. For example, we request an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. None of that information has been provided. While the Company notes that implementation need not be total, it must be substantial and here it is not because the Company's practices do not compare favorably with the guidelines established by our proposal.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

Cc: Leon M. McCorkle, Jr.
Susan E. Brown (Vorys, Sater, Seymour and Pease)

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street • Post Office Box 1008 • Columbus, Ohio 43216-1008 • Telephone (614) 464-6400 • Facsimile (614) 464-6350 • Cable VORYSATER

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

In Washington
1828 L Street, NW
Eleventh Floor
Washington, D.C. 20036-5109
Telephone (202) 467-8800
Facsimile (202) 467-8900

In Cleveland
2100 One Cleveland Center
1375 East Ninth Street
Cleveland, Ohio 44114-1724
Telephone (216) 479-6100
Facsimile (216) 479-6060

In Cincinnati
Suite 2100 • Atrium Two
221 East Fourth Street
Post Office Box 0236
Cincinnati, Ohio 45201-0236
Telephone (513) 723-4000
Facsimile (513) 723-4056

In Alexandria
277 South Washington Street
Suite 310
Alexandria, Virginia 22314
Telephone (703) 837-6999
Facsimile (703) 549-4492

Susan E. Brown
Direct Dial (614) 464-6323
Facsimile (614) 719-4642
E-Mail · sebrown@vssp.com

February 12, 2002

VIA OVERNIGHT CARRIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal Under Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10)

Ladies and Gentlemen:

On behalf of Wendy's International, Inc. (the "Company"), we hereby withdraw the No-Action request originally filed with the Securities and Exchange Commission via Email on Friday, December 21, 2001. Please be advised that the shareholder has withdrawn the proposal. A copy of the shareholder's signed letter of withdrawal is enclosed.

If you have any questions regarding any aspect of the enclosed request, please feel free to call the undersigned at (614) 464-6323.

Very truly yours,

Susan E. Brown

Susan E. Brown

SEB/gg
Enclosures
cc: United Brotherhood of Carpenters and Joiners of America (w/encl. via overnight carrier)
Dana Klein, Esq. (w/encl.)

02/12/02 - **9009322**

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 11, 2002

[SENT VIA FACSIMILE 614-764-3243]

Leon M. McCorkle, Jr.
Secretary
Wendy's International, Inc.
P.O. Box 256
Dublin, Ohio 43017-0256

Re: Shareholder Proposal Withdrawal

Dear Mr. McCorkle:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby formally withdraw the shareholder proposal ("Proposal") submitted to Wendy's International ("Company") by the Fund on November 7, 2001 regarding the role of Company directors in the strategy development process. This action by the Fund is in response to the positive action taken by the Company to provide shareholders insight into the role played by Company directors in the strategic planning process. We believe that the description of the planning process and the role of Company directors in that process will be welcome by shareholders and will help engender long-term shareholder support.

Thank you again for the Company's responsiveness to the request for this important information.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street • Post Office Box 1008 • Columbus, Ohio 43216-1008 • Telephone (614) 464-6400 • Facsimile (614) 464-6350 • Cable VORYSATER

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

In Washington
1828 L Street, NW
Eleventh Floor
Washington, D.C. 20036-5109
Telephone (202) 467-8800
Facsimile (202) 467-8900

In Cleveland
2100 One Cleveland Center
1375 East Ninth Street
Cleveland, Ohio 44114-1724
Telephone (216) 479-6100
Facsimile (216) 479-6060

In Cincinnati
Suite 2100 • Atrium Two
221 East Fourth Street
Post Office Box 0236
Cincinnati, Ohio 45201-0236
Telephone (513) 723-4000
Facsimile (513) 723-4056

In Alexandria
277 South Washington Street
Suite 310
Alexandria, Virginia 22314
Telephone (703) 837-6999
Facsimile (703) 549-4492

John F. Cox
Direct Dial (614) 464-5464
Facsimile (614) 719-5094
E-Mail - jfcox@vssp.com

December 21, 2001

VIA OVERNIGHT CARRIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Wendy's International, Inc. -- Exclusion of Shareholder Proposal Under Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10)

Ladies and Gentlemen:

On behalf of Wendy's International, Inc. (the "Company"), enclosed herewith are an original and six copies of a No-Action request originally filed with the Securities and Exchange Commission via Email on Friday, December 21, 2001. Please acknowledge receipt of the letter and its enclosures by stamping the extra hard copy of the letter and returning it in the enclosed stamped, self-addressed envelope.

If you have any questions regarding any aspect of the enclosed request, please feel free to call the undersigned at (614) 464-5464 or Susan Brown at (614) 464-6323.

Very truly yours,

John F. Cox

John F. Cox

JFC/klm
Enclosures
cc: Edward J. Durkin (w/encl. via overnight carrier)
Dana Klein, Esq. (w/encl.)
Susan E. Brown, Esq. (w/encl.)

Vorys, Sater, Seymour and Pease LLP
52 East Gay Street • Post Office Box 1008 • Columbus, Ohio 43216-1008 • Telephone (614) 464-6400 • Facsimile (614) 464-6350 • Cable VORYSATER

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

In Washington
1828 L Street, NW
Eleventh Floor
Washington, D.C. 20036-5109
Telephone (202) 467-8800
Facsimile (202) 467-8900

In Cleveland
2100 One Cleveland Center
1375 East Ninth Street
Cleveland, Ohio 44114-1724
Telephone (216) 479-6100
Facsimile (216) 479-6060

In Cincinnati
Suite 2100 • Atrium Two
221 East Fourth Street
Post Office Box 0236
Cincinnati, Ohio 45201-0236
Telephone (513) 723-4000
Facsimile (513) 723-4056

In Alexandria
277 South Washington Street
Suite 310
Alexandria, Virginia 22314
Telephone (703) 837-6999
Facsimile (703) 549-4492

December 21, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal Under Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10)

Ladies and Gentlemen:

On behalf of our client, Wendy's International, Inc. (the "Company"), and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it concurs in our judgment that the shareholder proposal described below may be excluded from the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy Materials") pursuant to Rule 14a-8, or confirm that it will not recommend any enforcement action if such proposal is excluded.

The United Brotherhood of Carpenters Pension Fund, a shareholder of the Company (the "Proponent"), has submitted for inclusion in the 2002 Proxy Materials a proposal (the "Proposal") requesting that the Company's Board of Directors "prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan ... [including] (1) [a] description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes" for dissemination to the Company's shareholders.

The full text of the Proposal, including the accompanying statement of support (the "Statement of Support"), is attached hereto as Exhibit A.

By copy of this letter, the Company notifies the Proponent of its intention to exclude the Proposal from the 2002 Proxy Materials. This letter constitutes the Company's statement of the reasons for which it deems the exclusion to be proper.

Summary

The Company believes, and we concur, that the Proposal may be excluded from the 2002 Proxy Materials because: (a) it is false and misleading and violates Rule 14a-9 in accordance with Rule 14a-8(i)(3) in that it contains numerous items that are so vague, subjective and contradictory as to render the Proposal misleading within the meaning of the Rule to such an extent that, should the Proposal be adopted (i) the Board of Directors and management would have no way of knowing whether it had accurately implemented the Proposal and (ii) it is uncertain whether the shareholders of the Company would be better able to assess the performance of the Board of Directors; (b) it deals with a matter relating to the conduct of ordinary business operations of the Company pursuant to Rule 14a-8(i)(7); and (c) it has already been substantially implemented by the Company pursuant to Rule 14a-8(i)(10).

Discussion

Rule 14a-8(i)(3) – The Proposal May Be Excluded Because it Contains False and Misleading Statements

Rule 14a-8(i)(3) permits a registrant to exclude a shareholder proposal and the related statement of support if "the proposal or statement of support is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has frequently permitted companies to exclude proposals from their proxy statements on the grounds that any action ultimately taken by a company upon implementation of the proposal could be quite different from the actions envisioned by the shareholders at the time their votes were cast. See, e.g., American Telephone and Telegraph Co. (December 22, 1992); Exxon Corporation (January 29, 1992); Wendy's International, Inc. (February 6, 1990); Joseph Schlitz Brewing Co. (March 21, 1977).

The Proposal violates Rule 14a-8(i)(3) in that it contains numerous terms which are so vague, overly broad and susceptible to differing interpretations, that the Company's shareholders would be likely to be confused when voting, and management could not be certain how to implement the Proposal if adopted. Examples of some of those terms and phrases are listed below:

- corporate strategy development process
- long-term
- strategic plan
- timelines
- compliance monitoring process
- mechanisms in place
- director access
- pertinent information
- informed director participation
- appropriate means
- operating strategy
- best practices

Little or no guidance is provided with respect to any of the above terms or phrases. While the Proponent may have a particular definition in mind as to what it might expect to see in the various categories of the requested disclosure (the "Disclosure"), the terms are open for interpretation. For example, what types of items should be described with respect to a "corporate strategy development process," what are the appropriate timeline segments, what is the appropriate overall timeline duration, how detailed should the description of items and tasks be, what is meant by "compliance monitoring process," what would the Proponent include in the term "mechanisms," who determines whether information is "pertinent for informed director participation," and how long is "long-term?" Each shareholder may have differing views with respect to these items – all of which may be substantially different from the Company's view.

The Statement of Support discloses the Proponent's belief that the information mandated by the Exchange Act to be contained in the Company's 2002 Proxy Materials is insufficient to permit shareholders to properly "assess the performance of the board in formulating corporate strategy." This appears to be the Proponent's primary purpose for seeking the supplemental disclosures. This phrase, however, is so vague as to be meaningless. How can the Company be charged with knowing what it means to this and other shareholders to properly "assess the performance of the board" or what specific information would be required in order for such shareholders to feel that the Disclosure is sufficient? This undefined and subjective standard would become the measuring criteria against which the proposed Disclosure would be judged and, in our view, would be an impossible standard to meet.

Furthermore, the Proposal and Statement of Support create a misleading impression, in that they are premised on an oversimplified and unrealistic approach to the Company preparing the suggested Disclosure. Both the Proposal and Statement of Support address the Company's ability to prepare the Disclosure as though the Company is an enterprise in a static environment with a single operating strategy and product, or if it has more than one product, it has a homogeneous product mix. Nothing could be further from the truth. The Proponent's failure to recognize and give consideration to the scope of the Company's portfolio of restaurants (and ownership structure of such restaurants), real estate holdings, products and other assets misleads the reader into believing that the requested supplemental disclosure could be easily and inexpensively prepared.

In addition to its core business involving the ownership and operation of well over one thousand "Wendy's" and "Tim Horton's" restaurants and the franchising of thousands more, the Company has hundreds of millions of dollars in real estate holdings, including land, buildings and leasehold improvements, restaurant equipment and capital leases. The Company is the sum total of these business interests and operates in extremely diverse geographical markets. At the corporate level, the role of the Board of Directors with respect to the "development and monitoring of the Company's long-term strategic plan" must be stated in very broad terms in order to cut across the Company's diverse markets and its product lines. The document entitled "Principles of Governance – Philosophy, Role and Mission" ("Principles of Governance") of its Board of Directors attached as Appendix A to the Company's proxy statement for the 2001 annual meeting of shareholders, and attached hereto as Exhibit B, succinctly summarizes the Board's responsibilities and is framed in general terms to cover all business aspects and endeavors of the Company.

In its Statement of Support, the Proponent cites a public report by PricewaterhouseCoopers, independent accountants of the Company and sponsored by the Institute of Internal Auditors Research Foundation (the "PWC Report"), stating that a national poll of directors showed that "board contributions to the strategic planning process are lacking" as support for the Proposal. In so doing, the Proponent misleads the reader by wrongly implying that the contributions by the Board of Directors of the Company are "lacking" and by failing to cite any evidence that any improvement is needed in the role of the Company's Board. As demonstrated by the Company's Principles of Governance, which were developed after consideration of the PWC Report, among other materials, the Company's directors have a significant role in the "strategic planning process" which has been previously disclosed.

The PWC Report makes clear that, among corporate directors and management, there are a "wide range of views ... on what's the right extent of board involvement in strategy development" and that none of the views is "mutually exclusive." Indeed, the Proponent acknowledges this in the Statement of Support by stating that "there is no one best process for board involvement." Notwithstanding this acknowledgement and the fact that even directors and management have a "wide range of view", the Proponent fails to recognize that the shareholders could have widely divergent opinions as to how terms such as "best practices" or "pertinent information" should be defined and how the Disclosure should be presented. In fact, the Proponent concludes the Statement of Support by stating that the Disclosure would allow the shareholders to competently assess the "performance of the board in formulating corporate strategy" and would promote "best practices," whatever that may mean to the Proponent.

If the Company were forced to disclose additional detail beyond that shown in the Principles of Governance, it might also be required to update and amend that Disclosure every time the Board somehow changed, increased or modified its role in the process to respond to the facts then in existence. Such a result could actually have the effect of impeding the strategic development process and undercutting the Proponent's stated rationale for the Proposal, a result which would do anything but promote "best practices." The Disclosure and any future updated disclosure could also communicate information to the Company's competitors to the detriment of its shareholders.

Finally, the Proponent's Proposal would require that the Disclosure prepared by the Board of Directors and management be "disseminated to share[holders] through appropriate means." The reasonableness of the expense of the preparation and dissemination must be balanced against the potential benefit provided by the Disclosure. Because the requested Disclosure has an undefined, highly subjective purpose of allowing shareholders to "better assess the performance of the board in formulating corporate strategy," would involve the potential release of confidential business information due to the level of detail requested, and would involve large numbers of personnel from all of the business units, the cost of preparing and disseminating the Disclosure would far exceed its value.

In Release 34-19135 (October 14, 1982), the Commission in its discussion of Rule 14a-8(c)(3) and 14a-9 states that a proponent is given the opportunity to amend a proposal to correct Rule 14a-9 problems, except where it is clear that the proposal and statement of support in their entirety are false or misleading or otherwise are so vague and ambiguous that the issuer and its security holders would not be able to determine what action the proposal is contemplating. It is clear that the Proposal is so vague and ambiguous as to be misleading within the scope of Rule 14a-9. In light of the foregoing, the Company believes that the Proposal is excludable from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Rule 14a-8(i)(7) – The Proposal May Be Excluded Because it Relates to Ordinary Business Operations

Rule 14a-8(i)(7) permits a registrant to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this Rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. The Proposal requests that Company's Board of Directors prepare the Disclosure for dissemination to shareholders. The one and only issue with respect to Rule 14a-8(i)(7) can be framed very simply:

> Does the preparation of the suggested report constitute a policy matter or an ordinary business matter of the Company?

For the reasons discussed below, we believe the Proposal goes to the very core of what constitutes ordinary business operations of a company, and may be excluded pursuant to Rule 14a-8(i)(7).

In accordance with this Rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 23, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) (now Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations, stating:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

While the Proponent has employed a variety of terms and phrases in an attempt to elevate the Proposal from ordinary business concerns to policy matters, when stripped down to its essentials, the Proposal deals with a basic element of any company's business – its strategic planning process. Using phrases throughout the Proposal and Statement of Support such as "long-term strategic plan," "the Company's operating strategy," and "strategy development and compliance monitoring processes," do not change the fact that businesses and their directors develop plans for the future and that the development of such plans involves ordinary and routine processes within any company and board of directors. The preparation of strategic plans, whether they be short-term or long-term, is clearly within the ordinary, day-to-day functions of the Company. The Company believes that the manner in which it goes about its strategic business planning and making decisions relating to the allocation of its resources are matters relating to its ordinary business operations.

The Staff has generally distinguished between proposals dealing with the routine operations and financial performance of a Company and broader proposals concerning matters of policy. For example, in Transamerica Corporation (January 22, 1986), the Staff took a no-action position with respect to the exclusion of a shareholder proposal that would have required the board to form a committee of directors to develop and promulgate a code of corporate conduct. By acknowledging the Company's position that the proposal may be excluded as dealing with a matter relating to the conduct of ordinary business operations of the Company, the Staff agreed with Transamerica's position that, as proposed, the code of conduct would have likely extended to nearly every aspect of Transamerica's affairs, and involved essentially all of its day-to-day activities. Similarly, in Mobil Corporation (February 13, 1989), which involved a proposal that management form a shareholder committee to review corporate objectives and their implementation, the Staff agreed that the proposal dealt with a matter relating to ordinary business operations, i.e., "questions of corporate objectives and goals." The Staff has come to the same conclusion in connection with proposals involving the operations of other companies: e.g., Rogers Corporation (January 18, 1991) (proposal for adoption of financial standards), General Motors Corporation (March 31, 1988) (proposal to redeploy assets), and Florida Power and Light Company (January 18, 1983) (proposal to reduce capital expenditures).

Management and the Board are uniquely positioned to exercise the business judgment necessary to evaluate the vast array of factors and variables weighing against the business segments of the Company and agree upon the process which is appropriate at that time and to the specific facts at hand. Rule 14a-8(i)(7) recognizes that it is neither practicable nor necessary to involve shareholders in the consideration of business decisions which are within the scope of responsibility of the board of directors and management of a company. The purpose of Rule 14a-8(i)(7) is to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). Such decisions must reside with the management and board of a company and not its shareholders because management and the board alone have the intimate knowledge of a company's operations. See Release No. 34-40018 (May 21, 1998), wherein it is stated that the "ordinary business" exclusion provides "management with flexibility in directing certain core matters involving the company's business and operations," and further states that the exclusion reaches proposals that seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal deals precisely with matters that can be exceedingly complex and which require the flexibility to respond to the specific facts of a given situation rather than a rigid statement of the Board's role which could require frequent additional disclosures to outline modifications. As such, the Proposal is inappropriate for shareholder action pursuant to Rule 14a-8(i)(7).

It is well established that casting a shareholder proposal in terms of a request for a report or study to shareholders does not avoid the exclusion if the underlying subject matter is one which concerns the ordinary course of business. Release No. 34-20091 (August 23, 1983). The underlying subject matter of the Proposal concerns the process of determining the Company's overall business strategies, the preparation of which is inextricably intertwined with the day-to-day operations of the Company. It directly relates to matters concerning the administration of the Company – matters that are not amenable to shareholder oversight. Further, the specific items addressed by the Proposal do not raise any significant social policy issues. These matters are clearly prerogatives of the Company's Board of Directors and management. Thus, the Proposal should be excluded even though it only requests that the Board prepare the Disclosure.

The Statement of Support discloses the Proponent's belief that the information mandated by the Exchange Act to be contained in the Company's 2002 Proxy Materials is insufficient to permit shareholders to properly "assess the performance of the board in formulating corporate strategy." This appears to be the Proponent's primary purpose for seeking the supplemental disclosures. If implemented, the Proposal would require the Company to supplement the disclosures made in its proxy materials for the 2001 annual meeting of shareholders, the annual report on Form 10-K and other periodic reports. Exclusion of the Proposal on this basis is consistent with the Staff's view as expressed in Circuit City Stores (April 6, 1998), and ConAgra, Inc. (June 10, 1998). In these no-action letters, which sought the exclusion of a proposal requesting the establishment of corporate political contributions guidelines and reporting provisions, the Staff concurred that the proposals could be excluded because they would, if implemented, require the respective companies to supplement the disclosures made in their annual reports on Form 10-K and other periodic reports.

The Staff has consistently held that proposals dealing with "format and content of the Company's periodic reports," beyond legal requirements, relate to the conduct of ordinary business and may therefore be excluded. See General Motors Corporation (February 28, 1997) (exclusion of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); and E. I. du Pont de Nemours and Company (January 31, 1996) (exclusion of proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations).

ConAgra's letter to the Commission noted that "[o]nce regulatory requirements have been met ... the registrant has considerable latitude in deciding what additional topics of interest to include. If the discretionary contents of the periodic reports were not a part of the conduct of a registrant's ordinary business, the periodic reports would become a sounding board for special interest shareholder groups." The letter went on to state that "[i]nformation that is disclosable in addition to that which is necessary to meet the Commission's reporting requirements is properly left to the discretion to [sic] the Board of Directors and the management of the Company as a matter relating to the conduct of ordinary business operations to the Company." The principles above apply directly to the Proposal.

The Proponent in this case is interested in receiving information supplemental to that which is already provided in the Company's proxy materials for the 2001 annual meeting of shareholders, Annual Report on Form 10-K and/or Annual Report to Shareholders. Regulation S-K Item 101, "Description of Business," requires a discussion of various details concerning the Company's business and operations, and Regulation S-K Item 401, Directors, Executive Officers, "Promoters and Control Persons," requires the disclosure of certain information concerning the Directors of the Company. The Company believes that its disclosure to shareholders with respect to these items meets, and in some instances (including the Principles of Governance) exceeds, the applicable legal requirements and is sufficient for an understanding of the role of the Company's Board of Directors. Accordingly, the Company should have the discretion to determine whether, and to what extent, any information is disclosed beyond that which is legally required. Therefore, the Proposal should qualify for exclusion from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(7) as it relates to the ordinary business operations of the registrant.

Rule 14a-8(i)(10) – The Proposal May Be Excluded Because it Has Already Been Substantially Implemented by the Company

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if "the company has already substantially implemented the proposal." In the Commission's release of Amendments to Rules on Shareholder Proposals (Exchange Act Release No. 34-40018, May 21, 1998), the Commission noted that this rule reflects the interpretation it adopted earlier in Exchange Act Release No. 20091 (August 16, 1983) under former Rule 14a-(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In this instance, the Company's Principles of Governance described earlier in this letter were publicly filed with the Company's proxy materials for the 2001 annual meeting of shareholders. The guidelines of the Proposal compare favorably with the Principles of Governance.

Moreover, the Company files all annual, quarterly and periodic reports required of a registrant pursuant to the Exchange Act and those required pursuant to the rules of the New York Stock Exchange. In addition, there is a substantial amount of information available on the Company's Internet home page. These sources provide a sufficient information with respect to topics referred to in the Proposal. Furthermore, the Proponent makes no mention of the Company's Principles of Governance, nor any assertion that such disclosure fails to achieve the goals of the Proposal.

Based upon the disclosure contained in its current Principles of Governance, the Company has already acted to disclose the information required by the Proposal. Accordingly, the Company believes that the Proposal may be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the exclusion of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of a public response by the Commission.

In accordance with Rule 14a-8(j), a copy of this letter, including the exhibits, is being sent to the Proponent. In addition, six hard copies of this letter, including the exhibits, will follow the Email copy to the Commission. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (614) 464-6323.

Please acknowledge receipt of this letter and its enclosures by stamping the extra hard copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Very truly yours,

Susan E. Brown

Susan E. Brown
Vorys, Sater, Seymour and Pease LLP
P.O. Box 1008
52 East Gay Street
Columbus, Ohio 43216-1008
Telephone: (614) 464-6323

Exhibit A

Directors' Strategy Development Role Proposal

Resolved, that the shareowners of Wendy's International, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PriceWaterhouse Coopers [sic] entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Exhibit B

WENDY'S INTERNATIONAL, INC.
Board of Directors

Principles of Governance – Philosophy, Role and Mission

Wendy's Board of Directors assumes accountability for the success of the enterprise by taking responsibility for the management in both failure and success. Its overall intent is to maximize long-term shareholder value, ensure that the Company conducts its business in a highly ethical manner, creates an environmental that respects and values all employees, and promotes corporate responsibility.

Specifically, the Board's responsibilities include:

- Approving a corporate philosophy and mission
- Selecting, monitoring, evaluating, compensating, and – if necessary – replacing the CEO and other senior executives, and ensuring management succession
- Reviewing and approving management's strategic and business plans, including developing a depth of knowledge of the businesses being served, understanding and questioning the assumptions upon which such plans are based, and reaching an independent judgment as to the probability that the plans can be realized
- Reviewing and approving the Company's financial objectives, plans, and actions, including significant capital allocations and expenditures
- Reviewing and approving material transactions not in the ordinary course of business
- Monitoring corporate performance against the strategic and business plans, including overseeing the operating results on a regular basis to evaluate whether the business is being properly managed
- Ensuring ethical behavior and compliance with laws and regulations, auditing and accounting principles, and the Company's own governing documents
- Performing such other functions as are prescribed by law, or assigned to the Board in the Company's governing documents

The Board's goal is to be a strategic asset of the Company. It must constantly ensure that it has the right people, addressing the right issues with the right information in a culture that stimulates teamwork.

Wendy's Board – in a spirit of continuous improvement – will consistently be assessing its performance against governance "Best Practices" and hold itself accountable both as individuals and as a Board for adhering to the highest standards of board professionalism and performance.